January 7, 2022

VIA E-MAIL

Terrance P. Gallagher
Sole Trustee
First Trust Real Assets Fund
235 West Galena Street
Milwaukee, WI 53212

       Re:     First Trust Real Assets Fund
               File Nos. 333-261593; 811-23763


Dear Mr. Gallagher:

         On December 10, 2021, you filed the above-referenced registration statement on Form N-
2 on behalf of First Trust Real Assets Fund (the    Fund   ). We have reviewed
the registration
statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise
defined have the same meaning as in the Fund   s registration statement.

General Comments

    1. We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

    2. Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

    3. We note the Fund   s intention to conduct a continuous offering at net
asset value and the
       repurchase-related requirements imposed by rule 23c-3 under the Investment Company
       Act arising from the Fund   s election to be an interval fund. The Fund
 s strategy
       contemplates investments in Private Funds and REITs whose portfolios, as indicated on
       page 33,    may include investments that are difficult to value and that may only be able to
       be disposed of at substantial discounts or losses.    With a view to
enhanced disclosure
 Mr. Gallagher
Page 2

       under Calculation of Net Asset Value, please explain the process and information considered when valuing Private Funds and REITs (including sub-REITs) on a daily basis for the purpose of selling and repurchasing Fund shares. Please explain what happens if a Private Fund adjusts its valuation after the Fund used the
Private Fund   s
       prior valuation for the Fund   s net asset value calculation.

   4. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement. In this regard:

           a. We note that the registration statement discloses in several places that the Fund has received an order to operate as a multi-class fund, but no such order has been
              issued. Please advise us of the Fund   s plans to seek such an
order. In addition,
              throughout the registration statement, please disclose that the other class presented (Class A or I Shares) is not available for investment and delete disclosure stating that the Fund has received an exemptive order.

           b. Please advise us whether the Fund plans to seek an exemptive order with respect to the Managed Distribution Policy.

Cover Page

   5. Please incorporate the following risks to the bolded bullet point list or explain to us why these risks are not appropriate:

           a. The amount of distributions that the Fund may pay, if any, is uncertain;

           b. The Fund may pay distributions in significant part from sources that may not be
              available in the future and that are unrelated to the Fund   s
performance, such as
              from offering proceeds, borrowings, and amounts from the Fund   s
affiliates that
              are subject to repayment by investors; and

           c. An investor will pay a sales load of up to [_]% and offering expenses of up to
              [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

   6. Under    Interval Fund,    please include a cross-reference to the
prospectus sections that
      discuss the Fund   s repurchase policies and the attendant risks. See
Guide 10 to Form N-
      2.

Prospectus Summary

   7. Under Investment Objectives and Strategies, the disclosure states that the Fund may take temporary defensive positions and invest in cash equivalents, government securities or other short-term fixed income securities. Please disclose that taking a defensive position
      may not be possible given the illiquid nature of the Fund   s
investments.
 Mr. Gallagher
Page 3


   8. Under Distribution Policy, we note that the Managed Distribution Policy and DRIP are only discussed in the Fund Summary. Please consider including a fuller description in the prospectus or relocating some of the disclosure. In addition, with respect to the
      DRIP, please disclose:

           a. How Shareholders can terminate participation in the DRIP and rights upon termination;

           b. If applicable, that a Shareholder holding shares that participate in the DRIP in a brokerage account may not be able to transfer the shares to another broker and continue to participate in the DRIP;

           c. The type and amount (if known) of fees, commissions, and expenses payable by participants in connection with the DRIP; if a cash purchase plan option is available, any minimum or maximum investment required; and

           d. How the Fund will handle partial shares.

   9. Under    Summary of Taxation,    we note the disclosure stating    the
Fund may also invest,
      either directly or indirectly through a subsidiary of the Fund, in private Investment Funds
      treated as partnerships for U.S. tax purposes.    Please confirm
supplementally that the
      subsidiary referenced refers to the Fund   s Sub-REITs and not the
Subsidiary (i.e., the
      Cayman subsidiary) or another subsidiary.

Fund Fees and Expenses

   10. Footnote 5 suggests that the Fund will leverage with borrowed funds. In
the    Fund
       Summary    and    Investment Objectives and Strategies    sections,
please disclose the
       anticipated extent of such borrowings, how the borrowings will be used, and the material terms of any agreements in place.

Investment Objectives and Strategies

   Investment Strategies and Overview of the Investment Process

   11. The disclosure in this section focuses on the types of investments the Fund will make, but provides no insight into how the Adviser will research and select investments or construct the portfolio as a whole. Please consider revising to explain the
Adviser   s strategies and
       process rather than listing investment types.

   12. The third sentence states that    Real asset companies include companies
that own, operate
       or derive at least 50% of their profits or revenues from, or commit at least 50% of their
       assets to, real assets and activities related to real assets.    Please
describe with specificity
       the    activities related to real assets    and how these activities are
linked to    real assets
 Mr. Gallagher
Page 4

       investments. In addition, please remove    without limitation    from
the definition of real
       assets and disclose what makes an investment type    associated with
real assets.

   13. The disclosure on page 13 under    Private Funds    states that    The
Private Funds may
       invest in properties located outside of the United States, including in any one non-U.S.
       country, which investments, in the aggregate, shall not exceed 50% of
the Fund   s total
       assets.    Please reconcile this disclosure with the previous sentence, which notes that the
       Fund will not invest more than 15% of its assets in Private Funds, among other pooled investment vehicles. We may have further comments.

   14. If the Investment Adviser or any of its affiliates will be entitled to any form of compensation in connection with the Sub-REITs (including structuring or management fees), please revise to disclose the nature and material terms of such compensation.

   15. The disclosure on page 14 under    Real Asset Securities    states that:

           a.      The Fund   s direct and indirect investments in the
securities of non-U.S. issuers
                (excluding the Private Funds) shall not exceed in the aggregate
50% of the Fund   s
                total assets.    Please disclose this investment more
prominently, including in the
                Fund Summary and in the first paragraph under Investment Strategies and
                Overview of Investment Process. Please also disclose whether there are specific countries or regions in which the Fund expects to invest. In this regard, we note the disclosure in the risk section re: emerging markets risk. In addition:

                    i. If the Fund intends to principally invest in China, including A-Shares,
                       please disclose this in the Fund   s principal
investment strategy and as a
                       principal risk; and

                   ii. Please confirm in correspondence that the Fund will not principally invest in U.S. listed Chinese companies, including those that use a variable interest entity structure. If it intends to make such investments, please include appropriate principal investment strategy and risk disclosure. In
                       this regard, please see, e.g., Chair Gary Gensler   s
Statement on Investment
                       Protection Related to Recent Developments in China (July 30, 2021). We
                       may have additional comments.

           b. The Fund may invest up to 15% of its assets in high yield or
junk    bonds. Please
              disclose this investment more prominently, including in the Fund Summary and in the first paragraph under Investment Strategies and Overview of Investment
              Process.

   16. With respect to the Subsidiary:

           a. Please include the investment advisory agreement between the Subsidiary and the
              Investment Adviser as an exhibit to the registration statement, as it is a material contract;
 Mr. Gallagher
Page 5


           b. Please confirm that the Subsidiary   s principal investment
strategies or principal
              risks that constitute principal investment strategies or risks of the Fund have been disclosed;

           c. Please confirm that the Subsidiary   s principal investment
strategies or principal
              risks that constitute principal investment strategies or risks of the Fund have been disclosed;

           d. Please explain in correspondence whether the financial statements of the
              Subsidiary will be consolidated with those of the Fund. If not, please explain why not;

           e. Please confirm in correspondence that: (1) the Subsidiary   s
management fee
              (including any performance fee), if any, will be included in Management Fees
              and the Subsidiary   s expenses will be included in    Other
Expenses    in the Fund   s
              prospectus fee table; and (2) the Subsidiary and its board of directors will agree to
              inspection by the staff of the Subsidiary   s books and records,
which will be
              maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder; and

           f. Please confirm that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

   17. Under    Precious Metals,    please disclose examples of    other
minerals and chemical
       elements.    In addition, please describe how the Fund will obtain its
exposure to precious
       metals (e.g., through its investment in the Subsidiary) in this section
and in the    Precious
       Metals    risk section under    Principal Risks.

   18. In the second bullet under    The Subsidiary    on page 15, for clarity,
please change
          exchange-traded funds    to    exchange-traded products    if
accurate.

Principal Risk Factors

   Leverage Risk

   19. Please disclose that the management fee payable to the Investment Adviser will be higher when the Fund uses leverage than when it does not use leverage and that the Investment
       Adviser: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund. Please also explain how the Investment Adviser expects to manage this conflict of interest.

   Liquidity Risk

   20. Please correct the multiple cross-references to    Quarterly Repurchases
of Shares    in this
       paragraph and throughout the prospectus, as such section does not exist. Mr. Gallagher
Page 6


    Repurchase Policy Risk

    21. We note that the Fund discloses that it may reserve some of its net assets in cash to finance Share repurchases. Please confirm that such cash will not include cash generated from selling additional Shares or from income expected to be received during the tender period.

    Derivatives Risk

    22. For clarity, please group    Derivatives Risks,       Futures Contracts
Risks,    and    Exchange-
        Linked Instruments Risks    together.

    LIBOR Risk

    23. Please review this disclosure in light of the Staff Statement on LIBOR Transition - Key
        Considerations for Market Participants (Dec. 12, 2021) and update the risk disclosure as appropriate, e.g., to include operational risks of service providers and market participants that may affect the Fund.

    Concentration Risk

    24. Please tailor the    Concentration Risk    to the Fund   s policy of
concentrating its
        investments in securities of companies in the real estate industry.

    Potential Conflicts of Interest Risk

    25. In the last sentence, please correct the cross reference to the SAI to
be    Investment
        Management and Other Services - Conflicts of Interest.

    Limits of Risk Disclosure

    26. The disclosure under this heading refers to documents that will not be delivered with the prospectus and otherwise implies that the disclosure is incomplete. Please remove or revise the disclosure to avoid this implication.

Management of the Fund

    The Investment Adviser

    27. Please include appropriate disclosure that provides investors with a basis to assess the expertise and experience of the Investment Adviser with respect to foreign investments.
        See Guide 9 to Form N-2.


 Mr. Gallagher
Page 7

   Portfolio Managers

   28. Please disclose that the SAI provides additional information about the portfolio
       managers    compensation, other accounts managed, and the portfolio
managers
       ownership of Fund securities. See Item 9.1.c of Form N-2.

Fund Expenses

         If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period. See Item 9.1.f of Form N-2.

Tender Offers/Offers to Repurchase

   29. Please revise this sentence    In certain circumstances, the Board may
require a
       Shareholder to tender its Shares    to note that any such redemption
will be conducted
       consistently with the requirements of rule 23c-2 under the Investment Company Act.

Calculation of Net Asset Value

   30. Please revise the sentence beginning    To the extent that the Fund
invests in private
       Investment Funds    on page 25 to reflect the Fund   s principal
investment strategy, which
       includes such investments.

Taxation of the Fund

   31. The fifth paragraph on page 63 states that the Fund    expects to invest
   in certain debt
       instruments, including OID securities. Please confirm that the Fund will not invest principally in OID securities. If the Fund intends to make such investments, please include appropriate disclosure in the principal investment strategy and risk sections. We may have further comments.

SAI

   32. In    Control Positions    on page B-7, please describe the risks to the
Fund if an Investment
       Fund incurred significant liabilities resulting from regulatory violations.

Part C

   33. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

   34. We note that section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with
       NYSE Rule 452 with respect to shareholder meetings involving non-routine matters.
 Mr. Gallagher
Page 8

      35. Please confirm that the legal opinion (to be filed by amendment) will be consistent with
          Staff Legal Bulletin No. 19 (Oct. 14, 2011).

      36. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by the sole trustee. Please ensure that once the Board of
          Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of trustees. See Section 6(a) of Securities Act.



                                                *****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please contact me at
(202) 551-6869 or hunter-cecih@sec.gov.

                                                        Sincerely,

                                                        /s/ Holly Hunter-Ceci

                                                        Holly Hunter-Ceci
                                                        Senior Counsel




cc:      Joy Ausili, UMB Fund Services, Inc.
         John Kernan, Staff Accountant
         Jay Williamson, Branch Chief
         Christian Sandoe, Assistant Director